June 9, 2017

Mr. William H. Broderick, III
Chair of the Board
Bridge Builder Trust
12555 Manchester Road
St. Louis, MO  63131

Dear Mr. Broderick:

This letter is to confirm the continuation of the agreement of Olive Street Investment Advisers, LLC (“Olive Street”) with Bridge Builder Trust (the “Trust”) to waive the management fees it is entitled to receive as the investment adviser of each series of the Trust listed on Schedule A (each a “Fund,” and collectively, the “Funds”) to the extent the management fees to be paid to Olive Street exceed the management fees paid to the sub-advisers for management of allocated portions of a Fund or Funds.  This waiver became effective as of the launch date of each Fund and shall continue until at least October 28, 2018 and will continue thereafter for subsequent one year periods unless terminated in accordance with the terms herein.  For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by the Funds.  Our agreement to waive management fees may not be terminated by us without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld, except that we may, at our election, terminate this agreement, effective upon the end of the then-current one-year period, by providing the Trust at least ninety (90) days prior written notice of such termination.

Sincerely,

/s/ Ryan T. Robson

Ryan T. Robson
President
Olive Street Investment Advisers, LLC

SCHEDULE A

SERIES OF THE BRIDGE BUILDER TRUST

Bridge Builder Core Bond Fund
Bridge Builder Core Plus Bond Fund
Bridge Builder Municipal Bond Fund
Bridge Builder Large Cap Growth Fund
Bridge Builder Large Cap Value Fund
Bridge Builder Small/Mid Cap Growth Fund
Bridge Builder Small/Mid Cap Value Fund
Bridge Builder International Equity Fund